EXHIBIT 99.3

SINOVAC BIOTECH LTD. RETAINS SEGUE VENTURES, LLC FOR
INVESTOR RELATIONS AND PUBLIC RELATIONS

BEIJING, CHINA 5/19/2005 -- Sinovac Biotech Ltd. ("Sinovac") (“the Company”) (AMEX: SVA) announced today that it has retained the United States firm of Segue Ventures, LLC (“Segue”) to provide investor relations and public relations services in North America.

Dr. Weidong Yin, President and CEO of Sinovac said, "There are two main purposes to the agreement with Segue.  The purpose of Investor Relations is to accurately characterize Sinovac to the private and institutional investment community, and to provide a means for investors to communicate with the Company.  Public Relations has a separate, yet complimentary purpose; to promote public awareness of Sinovac’s exceptional qualities and potential.”

Mr. Craig H. Bird is President of Segue, and a long-term investor in Sinovac.  He has already begun the transition of responsibilities, and expects to have them completed by June 30, 2005.  During the transition period, Mr. Bird traveled to Beijing where Sinovac will educated him on all major areas of business and technology operations, agreements, and strategies. There were in-depth briefings, meetings with key personnel, and facility tours.

Sinovac and Segue have outlined a strategy that will lead to: fair market valuations for Sinovac’s stock, opportunities to access inexpensive capital, a reasonable level of liquidity of its shares, and knowledgeable investors who share Sinovac’s business and humanitarian vision.  The investment community is a large one, therefore the investor relations strategy calls for actively engaging: institutional investors, private shareholders, investment analysts, and lenders.

Sinovac’s share price is primarily a result of the market’s expectations of future performance. This expectation results from many sources; such as analyst forecasts, company’s statements, press reports and sector performance. Segue will endeavor to manage these expectations so they stay consistent with reality.

Furthermore, Segue will systematically communicate accurate messages about Sinovac’s; quality of management; business performance; financial solvency; market potential; and business strategy, including achievements, future prospects, and growth predictions.  After a week of extensive education at Sinvac, Mr. Bird commented, “Sinovac has a brilliant future.  It is a superior company, with effective leadership and great business prospects.  Segue will support Sinovac’s expansion strategy by providing properly conceived and orchestrated investor and public relations service programs that reflect the same quality, skills and drive as Sinovac.”

As Dr. Yin reviewed the IR and PR strategies, and the transition plan, he remarked, “I am confident in Craig’s ethics, competence, commitment, and energy.  He understands Sinovac and possesses the characteristics we desire to facilitate our growth and reputation as a public company.”  Mr. Bird purchased 400,000 shares of restricted stock through the Company’s first private placement and over 150,000 shares on the open market since then.

About Sinovac Biotech Ltd.

Sinovac Biotech Ltd. specializes in the research, development, commercialization, and sales of human vaccines for infectious illnesses such as hepatitis A and hepatitis B, influenza, “SARS”, and avian flu. Sinovac is one of the leading emerging biotechnology companies in China.

Sinovac is currently the world leader in the development of a SARS vaccine. Preliminary Phase I results show that this SARS vaccine is safe and induces SARS-neutralizing antibodies in the human body. In addition, the Company is co-developing a human vaccine targeting the avian flu virus in partnership with the China Center of Disease Control (CDC). CDC controls the Chinese vaccine market through its two main functions: as both the commercial sales agency and the governmental department in China for disease control and prevention.

Forward-Looking Statement
THIS NEWS RELEASE MAY INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH RESPECT TO ACHIEVING CORPORATE OBJECTIVES, DEVELOPING ADDITIONAL PROJECT INTERESTS, SINOVAC'S ANALYSIS OF OPPORTUNITIES IN THE ACQUISITION AND DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS.  THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.

For further information please refer to Sinovac's website at www.sinovac.com

If you would like to receive regular updates on Sinovac please send your email request to info@sinovac.com

Contact:
Sinovac Biotech Ltd.
Tracey Gabert
Investor Relations
1-888-888-8312
Or (604) 684-5990 (outside of North America)
info@sinovac.com
www.sinovac.com